Exhibit 99.11

CONSENT OF ENGINEER

Ladies and Gentlemen:

The undersigned hereby consents to (1) the references to the undersigned’s name included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp. in connection with the report entitled “Technical Report on the Uranium Exploration Properties in Mongolia” dated February 27, 2007 and (2) all other references to the undersigned included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp.

Dated: March 19, 2014

/s/ Neil N. Gow
Neil N. Gow, P.Geo. Roscoe Postle Associates Inc.